Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

FAQ for Shareholders of Northern Data Group

Rumble Inc. – FAQ for Shareholders of Northern Data Group

1.	Who is Rumble?

●	Rumble is a high-growth video-sharing platform and cloud services provider committed to a free and open internet.

●	Rumble operates one of the most popular video platforms globally and is building an infrastructure cloud that prioritizes data privacy, independence and innovation across AI, cloud computing and digital media.

●	Rumble is listed on the NASDAQ stock exchange under the ticker symbol RUM.

2.	What will I receive if I tender my Northern Data shares?

●	Each Northern Data shareholder that validly tenders into the exchange offer will, subject to satisfaction or waiver of the offer conditions receive 2.0281 newly issued shares of Rumble Class A common stock in exchange for each Northern Data share (with customary settlement mechanisms for fractional shares).

●	The Rumble Class A common stock is included to trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange.

3.	Why should I accept the offer?

●	The exchange offer provides Northern Data shareholders with an opportunity to become stockholders directly in Rumble and thereby participate in the combined company’s drive to becoming a leading, independent force in AI computation, cloud infrastructure, and digital video innovation. It provides a direct and time-limited offer for Northern Data shareholders to secure their position in this combined platform.

●	The Business Combination would offer Northern Data access to Rumble’s financing opportunities, including through Rumble’s Nasdaq listing, improving its access to capital and broader awareness, thereby strengthening Northern Data’s market position with key suppliers, customers and current and future employees, allowing Northern Data to fund additional growth investments.

●	The Business Combination would offer Northern Data the opportunity to realize growth opportunities within its existing data center site portfolio for near-term GPU deployments that would meaningfully improve the weighted average useful life of Northern Data’s GPU estate, offset costs that are being incurred at several under-utilized data center locations and capitalize on the scarcity of available power in the AI infrastructure market. Realizing such growth opportunities without the Business Combination would require significant third-party financing, the availability of which is uncertain. Absent such financing, Northern Data would be forced to take other liquidity measures, such as asset sales, which in turn could adversely affect the ability of Northern Data to achieve the aspired growth.

Rumble Inc. – FAQ for Shareholders of Northern Data Group

●	Rumble has already secured the support of key shareholders of Northern Data. They own approximately 72% of Northern Data’s outstanding shares and have entered into transaction support agreements to sell all of their shares to Rumble at the exchange ratio.

●	The offer is not subject to a minimum acceptance threshold and it is agreed that the Management Board of Northern Data will terminate the inclusion of the Northern Data shares in trading on the open market promptly following the closing of the exchange offer. A separate delisting offer will not be required.

●	Northern Data shareholders who do not tender their shares should be aware that the delisting will likely result in a significant reduction in liquidity and price transparency for Northern Data shares, and they may not be able to sell their shares following the delisting.

●	Rumble will not enter into a domination and/or profit and loss transfer agreement for a period of at least three years after the closing of the exchange offer, i.e., Rumble will not be obliged to purchase Northern Data shares in the future.

4.	Will Rumble increase the price / offer a more attractive exchange ratio?

●	No, this is the best and final offer.

5.	What is the position of the governing bodies of Northern Data?

●	The Management Board and Supervisory Board of Northern Data intend to support the offer.

6.	When will the acceptance period begin and end?

●	The acceptance period began with the publication of the offer document on April 13, 2026.

●	The acceptance period ends on May 9, 2026 at 06:01 hrs (Frankfurt am Main local time) / 00:01 hrs (New York local time), subject to any extension of the acceptance period and satisfaction or waiver of the conditions to the exchange offer.

●	Please note that your bank or broker may provide you with an earlier deadline.

7.	What conditions apply to the closing of the offer?

●	The closing of the offer will be subject to customary conditions, including with respect to regulatory approvals.

●	However, the offer is not conditioned upon a minimum tender threshold.

●	The detailed terms and conditions of the offer are contained in the offer document.

Rumble Inc. – FAQ for Shareholders of Northern Data Group

8.	Where can I find the offer document?

●	You can find all relevant information on the offer including the English offer document and a non-binding German translation on this website (www.rumble-offer.com).

●	Copies of the offer document are also available free of charge at Cantor Fitzgerald Europe, 5 Churchill Place, Canary Wharf, London E14 5HU United Kingdom (inquiries via email to europe.ca@cantor.com indicating a complete mailing address or email address to which a copy of the Offer Document can be sent).

9.	How can I find out how many Northern Data shares I own?

●	Please contact the bank which holds your securities deposit account in which your Northern Data shares are booked.

10.	What is the expected timeline for the completion of the transaction, and when can I expect to receive my Rumble shares?

●	The reasonable expectation is that the exchange offer will be completed in the second quarter of 2026. However, this timing indication is an estimate as it is not possible to make a binding commitment as to when the regulatory clearances will be received.

11.	How do I tender my Northern Data shares to Rumble?

●

To tender your shares, please contact your client advisor at the bank where you have your securities deposit account. The bank will support you in completing the necessary steps to declare your acceptance of the exchange offer.

●	Please also look out for any communications or materials sent by your bank in relation to the exchange offer during the acceptance period. If you have an online brokerage account, you should be aware that your depositary bank may send such relevant materials to electronic mailbox of your online brokerage account.

12.	Will there be any costs for me if I accept the exchange offer?

●	For the accepting Northern Data shareholders who hold their shares in a securities deposit account in the Federal Republic of Germany, acceptance of the exchange offer will be free of costs and of custodian banks’ expenses (except for the costs for transmitting the declaration of acceptance to the relevant custodian bank).

●	Any additional costs and expenses charged by custodian banks or foreign investment service providers and any expenses incurred outside of the Federal Republic of Germany must be borne by the respective Northern Data shareholder.

●	Any foreign exchange, sales tax or stamp duty arising from the acceptance of the offer must also be borne by the respective Northern Data shareholder.

Rumble Inc. – FAQ for Shareholders of Northern Data Group

13.	What happens with my shares in Northern Data if I do not accept the offer?

●	Northern Data shareholders who do not tender their shares will remain shareholders of Northern Data.

●	However, please be aware of the adverse effects on the Northern Data share price and liquidity that may come with the settlement of the offer and the delisting, including a reduction of free float.

●	After the termination of inclusion of the Northern Data shares in the open market it may be possible that Northern Data shares can either no longer be publicly traded at all or only on a few illiquid marketplaces.

●	There are no plans to declare the payment of dividends for Northern Data shares in the foreseeable future.

●	The offer document describes in more detail the potential effects if a Northern Data shareholder does not accept the offer.

14.	Who can I contact if I have further questions?

●	In case of further questions, please call service provider Embera Partners at +49 69 92014 9712. The hotline is open on working days (Monday to Friday) between 09:00 hrs and 17:00 hrs (Frankfurt am Main local time). Alternatively, you can email your queries to NorthernData_Rumble@emberapartners.com.

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